DSM Press Release

DSM

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

Joint press rel

23E

Heerlen/Nijmegen, 4 July 2003

DSM joins forces with Chiralix in working on early stages of drug development

DSM, the world's largest supplier to the pharmaceutical industry, has taken a minority interest (25%) in Chiralix of Nijmegen, the Netherlands. The shareholding represents a further expansion of DSM's range of technologies and services for the early development stages of new drugs. Earlier on this year, DSM already moved to expand its existing range of chemically and biochemically produced building blocks and active ingredients, as well as the production and packaging of over-the-counter drugs. This was done by acquiring a minority stake in Syncom of Groningen, the Netherlands, and by expanding its chemical process research activities at ResCom® of Regensburg, Germany.

"It is becoming increasingly important to offer a high-quality, effective service for the early stages of drug development. Our shareholding in Chiralix, with its strong and innovative chiral technologies, will speed up our ability to supply the pharmaceutical industry with the molecules and technologies it needs, and thus help further reduce lead times," explained Feike Sijbesma, a member of DSM's Managing Board of Directors.

Early development

DSM's 25% interest in Chiralix means that it will now be involved in the development of new drugs from the very earliest stages. Apart from investing capital, DSM will also be giving Chiralix access to its chiral technologies, so that Chiralix can build up a strong position for itself within a short space of time.

Chiralix designs unique chiral building blocks that are used in the early development stages of new types of drugs. Its activities form a perfect complement to the chemical process research performed by ResCom® in Regensburg. ResCom® makes kilogram quantities of new drugs for use in clinical and pre-clinical trials. By working with ResCom® and its partners, Chiralix will be able both to design synthesis routes and to supply product in the quantities that are needed for the initial development stages.

The partnership between DSM and Chiralix recently led to the launch of a major, tripartite research project also involving a group working under the leadership of Professor Floris Rutjes of the University of Nijmegen. The three partners working on this project, which has received a EUR 2 million grant from the Dutch Ministry of Economic Affairs, will be embarking on a quest for new technologies for use in the production of complex building blocks for new drugs (glycopeptides).

Chiralix

Chiralix is a dynamic, technology-driven contract research company that is based in Nijmegen. By integrating three complementary fields of expertise (i.e. organic synthesis, organometallic catalysis and biocatalysis), Chiralix can develop flexible synthesis routes on a research scale leading to chiral, drug-like building blocks for the life sciences industry. One of its main fields of interest is building blocks derived from functionalized amino acid derivatives.

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DSM

Chiralix's expertise platform is fed by a constant influx of new, advanced data emanating from the research group led by Floris Rutjes (a professor of organic chemistry at the University of Nijmegen), with whom Chiralix has signed an exclusive data-sharing contract. Chiralix's aim is to use its powerful technologies to become a leading player on the world market for the small-scale synthesis of chiral organic molecules. For further information, see www.chiralix.com.

ResCom®

ResCom® is a specialist unit operating within DSM's Pharma Chemicals business unit. ResCom® designs and produces (under cGMP) complex building blocks and active ingredients for pre-clinical and clinical phase 1 research. It is based in Regensburg, Germany. The current team of 30 experienced researchers is likely to expand to about 50 over the next few years. DSM's stake in Chiralix will be integrated into ResCom®. For more information, see www.rescom.nl.

DSM Pharmaceutical Products

DSM Pharma Chemicals (DPC) is one of the three business units in the DSM Pharmaceutical Products business group. DPC designs and produces, in many cases to individual customer specifications, pharmaceutical building blocks and active ingredients. It has design laboratories and production sites in Venlo (the Netherlands), Linz (Austria) and Greenville and South Haven (USA), and employs a workforce of around 1,250 people.

DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group had annual sales of close to EUR 5.6 billion in 2002 and employs about 18,500 people at more than 200 sites across the world. DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales – partly through acquisitions – to a level of approx. EUR 10 billion by 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Gerard van der Zanden
tel. +31 (45) 5782423
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782477
fax +31 (45) 5782595
e-mail investor.relations@dsm.com

DSM Pharmaceutical Products
Ellen de Brabander
tel. +31 (6) 51546863
ellen.brabander-de@dsm.com

Chiralix
Richard Blaauw
tel. +31 (24) 3652194
richard.blaauw@chiralix.com